KIRKLAND LAKE GOLD REPORTS NEW WIDE, HIGH-GRADE INTERSECTIONS AT DETOUR LAKE

Results Highlight Significant Potential for Mineral Resource Growth Between the Existing Main Pit and Planned West Pit Location, at Depth and to the West

  New high-grade intersections near bottom of Mineral Resource pit shell in Saddle Zone highlight potential for growth in open-pit and underground Mineral Resources
    Key intercepts(1): 1.13 gpt(2) over 155.1 metres ("m"); 9.02 gpt over 13.0 m; 1.56 gpt over 70.2 m, incl. 7.49 gpt over 5.3 m; 1.37 gpt over 43.1 m, incl. 12.17 gpt over 3.0 m; 31.91 gpt over 5.0 m; 2.21 gpt over 26.0 m, incl. 5.15 gpt over 8.0 m; 1.9 gpt over 32.7 m, incl. 15.07 gpt over 2.1 m; 1.01 gpt over 42.6 m

  Drilling in Central Saddle Zone continues to intersect exceptional grades and widths at shallow depths, further demonstrates continuity of mineralized corridor connecting Main Pit and planned West Pit location
    Key intercepts: 1.08 gpt over 56.0 m, incl.13.01 gpt over 2.0 m; 1.34 gpt over 40.0 m; 3.38 gpt over 10.0 m, incl. 14.76 gpt over 2.0 m; 0.94 gpt over 56.2 m; 1.42 gpt over 19.9 m; 1.01 gpt over 15.0 m

  Drilling in Eastern portion of Saddle Zone confirms continuity of mineralization to the west and below Main Pit Mineral Reserve pit shell
    Key intercepts: 0.81 gpt over 131.0 m; 1.49 gpt over 64.8 m, incl. 23.95 gpt over 2.0 m; 1.96 gpt over 64.0 m; incl. 4.83 gpt over 54.0 m; 2.96 gpt over 36.3 m, incl. 21.45 gpt over 2.2 m; 1.08 gpt over 75.0 m; 2.54 gpt over 35.1 m, incl. 27.77 gpt over 2.0 m; 3.91 gpt over 23.0, incl. 35.66 gpt over 2.0 m
  Drilling below West Pit Mineral Reserve intersects broad zones of mineralization extending to depth
    Key intercepts: 2.94 gpt over 51.9 m, incl. 29.37 gpt over 4.0 m; 31.97 gpt over 2.0 m; 1.41 gpt over 47.2 m; 2.37 gpt over 36.0 m; 1.04 gpt over 46.9 m, incl 15.46 gpt over 2.0 m; 2.26 gpt over 21.0 m

  Drilling west of planned West Pit intersects mineralization up to 425 m west of existing Mineral Reserves
    Key intercepts: 10.66 gpt over 13.0 m, including 34.51 gpt over 3.0; 23.92 gpt over 2.3 m; 1.14 gpt over 78.4 m; 0.75 gpt over 41.5 m

(1) True widths are unknown at this time and intervals are reported using core lengths intersected in the holes.

(2) Grams per tonne ("gpt"); Metres ("m"); Including ("incl.").

Toronto, Ontario - May 4, 2021 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced results from 38 holes and two wedge holes (23,911 m) of drilling along the Detour Mine Trend ("DMT") at the Detour Lake property. The new holes being reported are the fifth batch of results from the recently announced 270,000 m exploration program, which the Company is targeting for completion by the end of 2021. The program is being completed to collect information for an updated, and potentially expanded, Mineral Reserve and to support the completion of a new production plan, expected to be released in early 2022. Most of the new holes announced today are from drilling in the Saddle Zone, located between the existing Main Pit and planned West Pit locations, which has been underexplored and has no Mineral Reserves and only limited Mineral Resources. Several new holes are also being announced from the area west of the West Pit Mineral Reserves, which also contains limited past drilling.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: "We continue to have a great deal of success drilling along the DMT. New wide, high-grade intersections continue to confirm the continuity of the mineralized corridor connecting the Main Pit and planned West Pit. We are also having success intersecting high-grade mineralization near the bottom of the Mineral Resource pit shell in the Saddle Zone, which highlights the potential to add significant new open-pit, and possibly underground, Mineral Resources. We also continue to expand mineralization to the west of the planned West Pit, indicating that we have yet to determine the full expanse of the deposit running along the DMT. We are continuing our extensive drill program at Detour Lake, following up on each of the key targets, with 12 drills currently working and plans to complete 270,000 m of drilling during 2021.

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"When we issued the new technical report for Detour Lake at the end of March, we described it as an important milestone for the project that included expanded production, low unit costs, a long mine life and attractive economics. We also indicated that it was very much an interim report, that we fully expect to improve upon when we factor the substantial exploration success we are achieving into a new technical report and life-of-mine plan next year. The drilling results we have announced today provide us with even greater confidence that the 2022 technical report will clearly establish Detour Lake as one of the world's premier gold mines."

Central Portion of the Saddle Zone

Drilling in the central portion of the Saddle Zone included nine holes and one wedge hole (6,445 m) and targeted the DMT approximately midway between the existing Main Pit and Mineral Reserves in the planned West Pit.

Significant results from the drilling include: 1.13 gpt over 155.1 m, 1.90 gpt over 32.7 m, incl. 15.07 gpt over 2.1 m, 3.98 gpt over 9.3 m, 1.0 gpt over 29.2 m, 18.87 gpt over 2.6 m and 2.0 gpt over 10.0 m from hole DLM-21-103; 9.02 gpt over 13.0 m, 2.21 gpt over 26.0 m, incl. 5.15 gpt over 8.0 m, 1.84 gpt over 11.0 m and 9.99 gpt over 2.0 m from hole DLM-20-079BW; 1.56 gpt over 70.2 m, 31.91 gpt over 5.0 m, 3.18 gpt over 10.0 m, 18.45 gpt over 2.3 m, 17.40 gpt over 3.2 m 15.10 gpt over 2.0 m and 3.35 gpt over 9.0 m from hole DLM-20-092; 1.37 gpt over 43.1 m, incl. 12.17 gpt over 3.0 m, 1.37 gpt over 19.2 m, 1.33 gpt over 11.0 m, 0.71 gpt 67.2 m and 9.28 gpt over 2.0 m from hole DLM-20-078 and 1.10 gpt over 42.6 m from hole DM-21-144 which targeted the DMT between 200 and 400 m below surface as well as at depth.

Additional significant results include: 1.08 gpt over 56.0 m, incl. 13.01 gpt over 2.0 m and 3.38 gpt over 10.0 m, incl. 14.76 gpt over 2.0 m from hole DLM-20-79B, 1.34 gpt over 40.0 m, 0.71 gpt over 81.6 m and 0.86 gpt over 37.2 m from hole DLM-21-098A; 0.94 gpt over 56.2 m and 0.99 gpt 18.1 m from hole DLM-20-085A and 1.42 gpt over 19.9 m and 0.73 gpt over 15.0 m from hole DLM-21-106 which targeted the DMT between 100 and 200 m below surface.

Results from all new holes in this area are considered extremely encouraging as they continue to confirm the presence of a broad corridor of mineralization extending between the Main Pit and Mineral Reserve in the planned West Pit (a distance of over 800 m) with the overall style of mineralization and gold tenor being very similar to that found in existing Mineral Reserves. Particularly encouraging is the identification of wide, high-grade mineralization near the lower limits of the current Mineral Resource pit shell, which indicates that a potential exists to expand the pit shell to depth and to add significant new open-pit Mineral Resources as well as to define underground Mineral Resources below the pit.

East Portion of Saddle Zone

Drilling in the east portion of the Saddle Zone included fourteen holes (8,703 m) and targeted areas along the DMT directly below and to the west of the Main Pit Mineral Reserve shell.

Significant results from the drilling including: 1.96 gpt over 60.4 m and 2.12 gpt over 36.3 m, incl. 21.45 gpt over 2.0 m from hole DLM-21-111; 0.90 gpt over 103.0 m and 90.03 gpt over 2.5 m from hole DLM-20-099; 0.81 gpt over 131.0m from hole DLM-21-151; 1.49 gpt over 64.8 m, including 23.95 gpt over 2.0 m and 2.54 gpt over 35.1 m, incl. 27.77 gpt over 2.0 m from hole DLM-21-126, 1.08 gpt over 75.0 and 1.04 gpt over 33.8 m from hole DLM-21-090 and 3.91 gpt over 23.0 m, including 35.66 gpt over 2.0 m from hole DLM-21-127.

All of these new holes were designed to intersect the DMT between 150 and 250 m below surface and continue to confirm the continuation of this structure to the west of the current Main Pit Mineral Reserve and Mineral Resource pit shells.

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West Pit (Undeveloped)

Drilling below the planned west pit included nine holes and one wedge hole (6,294 m) which targeted the DMT in the central part of the planned West Pit between 350 and 400 m below surface.

Significant results from the drilling include: 2.94 gpt over 51.9 m, including 29.37 gpt over 4.0 m, 1.41 gpt over 47.2 m and 0.92 gpt over 46.2 from DLM-21-122; 2.37 gpt over 36.0 m, 2.58 gpt over 10.0m and 095 gpt over 30.7 m from hole DLMa-21-102A.  The new results are located approximately 25 to 50 m below the current West Pit Mineral Resource pit shell where there is very limited past drilling.

Results from all four holes are considered very positive and continue to confirm the continuation of  mineralization through the west portion of the Saddle Zone and into the area under the planned West Pit.

West Pit Extension

Drilling in the east portion of the Saddle Zone included six new holes (2,970 m) which targeted areas of the DMT west of the Mineral Reserve located in the planned West Pit up to between 200 and 300 m below surface.

Significant results from the drilling include: 0.75 gpt over 41.5m from hole DLM-21-135 which intersected the DMT approximately 100 m west of the current Mineral Reserve pit shell in the planned West Pit, as well as 10.66 gpt over 13.0 m, including 34.51 gpt over 3.0 m, 23.92 gpt over 2.3 m, 3.52 gpt over 5.0 m and 0.65 gpt over 47.8 m from hole DLM-21-119A and 1.14 gpt over 78.4 m from hole DLM-20-060 which intersected this structure between 200 to 400 m to the west.

Based on assay results and other observations obtained from the program to date, the outlook for the project continues to look encouraging with there being evidence of a broad and continuous corridor of mineralization extending from the Main Pit through the Saddle Zone to the planned West Pit and to a depth of at least 800 m below surface. The work also suggests that mineralization within the corridor is very similar to that found in existing Mineral Reserves and  is hosted within broad zones containing variable amounts of quartz and pyrite, which are controlled mainly by east-west trending, moderately north dipping folds and shear structures which plunge at a shallow angle to the west. Given results to date, the potential to identify further extensions to mineralization as well as additions to Mineral Resources and Mineral Reserves through additional drilling is considered excellent.

Exploration work at Detour Lake is ongoing with twelve drills current working and on track to completing 270,000 m by the end of 2021.

Qualified Persons

The Company's exploration programs at Detour Lake are conducted under the supervision of Eric Kallio, P.Geo., Senior Vice President, Exploration. Mr. Kallio, as well as Keith Green, P.Geo., Director, Exploration, Canada, and Steve Gray, P.Geo, Exploration Superintendent, Detour Lake Mine, are 'qualified persons' for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators, and have reviewed and approved the scientific and technical information in this news release.

QA/QC Controls

The Company has implemented a quality assurance and control ("QA/QC") program to ensure sampling and analysis of all exploration work is conducted in accordance with best practices. Samples are logged and sampled in a secure facility at the Detour mine site and under supervision of Qualified Geologists. NQ sized core is predominantly sawn in half with one half of the core prepared for shipment, the other half of core retained for future assay verification. Certified reference material (CRM) standards and coarse blank material are inserted every 20 samples. Core samples are shipped directly by courier, and tracked via a chain of custody from site to certified off-site analytical laboratories for preparation and assaying.

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Kirkland Lake Gold utilizes four accredited external laboratories to manage the significant volume of sample submissions. Each lab is certified by the Standards Council of Canada (SCC) which conforms with ASB-RG Mineral Analysis Laboratory for the Accreditation of Mineral Analysis Testing Laboratories and CAN-P-4E ISO/IEC 17025: General Requirements for the Competence of Testing and Calibration Laboratories.

Sample preparation includes crushing drill core up to 80% passing 2 mm, riffle splitting 500 grams and pulverizing to 95% passing 105 µm followed by both scheduled and specifically requested silica sand cleaning. Gold Analysis involves Fire Assay - Atomic Absorption (AA) technique from a 50-gram pulp sample with grade ranges between 5 to 10,000 ppb.  Samples greater than 10,000 ppb are analyzed with a gravimetric finish.  Selected high grade samples are also analyzed using the screen metallics procedure.

Contracted laboratories for the Kirkland Lake Gold's Detour Project include; ALS Global (sample preparation completed in Timmins, Ontario with pulps sent to Vancouver, BC for analysis), Activation Laboratories (sample preparation and analysis completed in Timmins, Ontario), SGS Laboratories (sample preparation and analysis completed in Cochrane, Ontario) and AGAT Laboratories (sample preparation in Timmins and analysis in Mississauga).

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

Cautionary Note Regarding Forward-Looking Information

This press release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned the exploration program at the Detour Lake Mine, costs and expenditures, the ability to potentially expand Mineral Reserves, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, the ability to expand the current pit design of the mine, the new mine plan and anticipated timing of the updated technical report with respect to the Detour Lake Mine and the anticipated benefits thereon, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

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There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2019 and other disclosures of "Risk Factors" by the Company and its predecessors, available on SEDAR. Although Kirkland Lake Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the "SEC") applicable to domestic reporting companies. Investors are cautioned that information contained in this Annual Information Form may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884, E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884, E-mail: mutting@kl.gold

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Table 1. Detour Lake Mine - Significant Assay Results

Hole Number	UTM NAD83		Hole Length (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	Length (m)	Au (gpt)	Target
	Easting	Northing
DLM-20-060	587207	5541608	702.0	177	-59	225.0	303.4	78.4	1.14	West Extension

DLM-20-067C	590088	5541584	1011.0	183	-55	746.0	778.0	32.0	0.66	East Saddle
						807.3	867.0	59.7	0.58
DLM-20-078	589332	5541370	535.0	178	-55	123.0	125.0	2.0	9.28	Central Saddle
AND						277.0	344.2	67.2	0.71
AND						391.2	410.4	19.2	1.37
AND						443.0	454.0	11.0	1.33
AND						476.0	519.1	43.1	1.37
INCL.						476.0	479.0	3.0	12.17
DLM-20-079B	589291	5541427	372.0	180	-58	236.0	246.0	10.0	3.38	Central Saddle
INCL.						236.0	238.0	2.0	14.76
AND						316.0	372.0	56.0	1.08
INCL.						349.0	351.0	2.0	13.01
DLM-20-079BW	589291	5541427	945.0	180	-58	336.0	362.0	26.0	2.21	Central Saddle
INCL.						354.0	362.0	8.0	5.15
AND						453.0	455.0	2.0	9.77
AND						509.0	522.0	13.0	9.02
AND						557.0	566.0	9.0	1.25
AND						635.0	646.0	11.0	1.84
AND						754.0	756.0	2.0	9.99
DLM-20-080	587332	5541381	216.0	179	-63	nsv				West Extension
DLM-20-081A	588605	5541730	828.0	179	-60	718.0	719.0	6.2	5.06	West Saddle
AND						756.0	759.0	3.0	9.62
AND						788.0	791.0	6.0	2.80
DLM-20-082A	589809	5541529	654.0	181	-57	472.5	499.0	26.5	0.97	East Saddle
DLM-21-085A	589374	5541241	450.0	180	-55	21.6	39.7	18.1	0.99	East Saddle
AND						132.0	188.2	56.2	0.94
INCL.						148.5	154.0	5.5	3.57
DLM-21-086A	587937	5541133	231.0	180	-58	nsv				West Saddle
DLM-21-087	587325	5541721	450.0	178	-60	432.9	459.0	26.1	0.57	West Extension
DLM-21-088B	589007	5541608	327.0	180	-57	221.0	223.0	2.0	31.56	West Saddle
DLM-21-088BW	589007	5541608	404.0	180	-57	474.0	498.1	24.1	0.69
AND						639.0	670.0	31.0	0.75
AND						688.0	702.0	14.0	1.39
DLM-20-090	589613	5541282	801.0	177	-63	211.0	286.0	75.0	1.08	East Saddle
INCL.						221.0	223.0	2.0	10.20

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INCL.						244.0	248.0	4.0	7.69
AND						311.0	317.0	6.0	3.34
AND						373.0	380.0	7.0	2.56
AND						393.6	427.4	33.8	1.04
AND						456.0	470.0	14.0	0.78
AND						481.1	535.0	53.9	0.75
AND						593.0	602.0	9.0	2.46
AND						636.0	648.0	12.0	1.15
DLM-20-091	589929	5541511	639.0	182	-57	422.0	424.0	2.0	7.25	East Saddle
						567.8	578.0	10.2	2.77
						590.0	597.0	7.0	1.99
DLM-20-092	589365	5541418	858.0	180	-57	448.7	458.0	9.3	3.49	Central Saddle
AND						490.0	500.0	10.0	3.18
AND						529.0	534.0	5.0	31.91
AND						547.0	549.0	2.0	7.44
AND						560.0	562.0	2.0	15.10
AND						615.7	618.0	2.3	18.45
AND						670.0	679.0	9.0	3.35
AND						711.0	714.2	3.2	17.40
AND						729.8	800.0	70.2	1.56
INCL						730.7	736.0	5.3	7.49
INCL						796.0	800.0	4.0	7.77
DLM-20-093	588524	5541756	849.0	181	-60	375.9	378.0	2.1	6.49	West Saddle
AND						620.1	639.0	18.9	0.80
AND						740.0	798.0	58.0	0.76
DLM-21-095A	589412	5541341	144.0	180	-53	nsv				East Saddle
DLM-21-096A	589728	5541557	975.0	183	-54	334.0	348.0	14.0	1.73	East Saddle
AND						529.0	547.0	18.0	2.16
INCL.						537.0	544.0	7.0	4.23
AND						582.0	655.0	73.0	2.03
INCL.						619.1	627.0	7.9	6.50
INCL.						631.7	642.0	10.3	4.25
AND						680.8	691.0	10.2	0.90
AND						699.0	726.2	27.2	1.55
AND						792.3	795.0	2.7	9.47
AND						875.0	877.0	2.0	7.15
AND						954.0	974.0	20.0	1.06
DLM-21-098A	589293	5541289	531.0	180	-55	90.0	130.0	40.0	1.34	Central Saddle
INCL.						93.0	97.0	4.0	7.29
AND						166.0	178.0	12.0	0.69
AND						192.0	273.6	81.6	0.71
AND						333.1	336.0	2.9	5.35

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AND						382.8	420.0	37.2	0.86
AND						437.6	452.0	14.4	0.80
DLM-21-099	589535	5541200	810.0	178	-60	70.0	84.0	14.0	1.04	East Saddle
AND						124.0	227.0	103.0	0.90
AND						299.0	302.0	3.0	5.54
AND						342.1	344.6	2.5	90.03
AND						351.0	371.9	20.9	0.80
AND						686.0	688.0	2.0	6.23
AND						723.5	735.0	11.5	1.12
AND						745.0	765.9	20.9	0.83
DLM-21-100A	589497	5541119	666.0	179	-51	143.5	145.5	2.0	15.52	East Saddle
AND						525.0	535.0	10.0	1.88
AND						575.0	592.0	17.0	1.26
DLM-21-102A	588325	5541714	801.0	176	-55	156.0	180.0	24.0	0.86	West Extension
AND						420.3	431.0	10.7	2.58
AND						446.2	476.9	30.7	0.95
AND						546.3	622.4	76.1	0.65
AND						685.0	721.0	36.0	2.37
INCL.						689.0	698.5	9.5	7.46
DLM-21-103	589365	5541418	846.0	180	-61	366.0	376.0	10.0	2.00	Central Saddle
AND						432.0	587.1	155.1	1.13
AND						616.7	626.0	9.3	3.98
AND						646.9	649.5	2.6	18.87
AND						678.0	691.9	13.9	0.86
AND						703.0	732.2	29.2	1.00
AND						809.7	842.4	32.7	1.90
INCL.						818.7	820.8	2.1	15.07
DLM-21-105	589089	5541522	663.0	179	-58	481.0	501.9	20.9	0.80	West Saddle
AND						537.0	558.0	21.0	2.26
INCL.						547.0	553.0	6.0	5.78
DLM-21-106	589295	5541204	657.0	182	-51	42.0	57.0	15.0	0.73	Central Saddle
AND						121.1	141.0	19.9	1.42
DLM-21-110	589288	5541559	420.0	180	-57	35.0	42.0	7.0	2.09	Central Saddle
						241.8	244.0	2.2	6.02
						377.0	384.0	7.0	1.81
DLM-21-111	589573	5541303	549.0	180	-65	68.8	71.3	2.5	8.97	East Saddle
AND						96.0	98.0	2.0	8.80
AND						218.0	265.0	47.0	0.81
AND						294.0	330.3	36.3	2.12
INCL.						313.0	315.2	2.2	21.45
AND						381.0	394.5	13.5	0.73
AND						410.1	470.5	60.4	1.96

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INCL.						412.1	427.5	15.4	4.83
DLM-21-112	589296	5541134	606.0	180	-49	33.0	48.0	15.0	1.01	Central Saddle
AND						60.5	67.5	7.0	1.30
DLM-21-114	589131	5541417	841.0	180	-52	237.1	284.0	46.9	1.04	West Saddle
INCL.						282.0	284.0	2.0	15.46
AND						296.0	368.0	72.0	0.65
AND						380.1	393.0	12.9	1.06
AND						524.4	563.0	38.6	0.71
AND						755.0	757.0	2.0	17.25
AND						799.7	823.0	23.3	0.87
DLM-21-119A	587408	5541589	501.0	178	-57	34.0	57.0	13.0	10.66	West Extension
INCL.						44.0	47.0	3.0	34.51
						131.0	136.0	5.0	3.52
						187.0	190.0	2.3	23.92
						287.2	335.0	0.65	47.8
DLM-21-122	588238	5541700	777.0	175	-55	312.0	358.2	46.2	0.92	West Saddle
AND						429.2	481.1	51.9	2.94
INCL.						472.0	476.0	4.0	29.37
AND						511.0	558.2	47.2	1.41
INCL.						538.0	543.0	5.0	4.79
AND						604.0	614.0	10.0	1.41
AND						691.0	696.0	5.0	9.05
DLM-21-126	589452	5541358	351.0	179	-51	239.0	303.8	64.8	1.49	East Saddle
INCL.						274.0	276.0	2.0	23.95
AND						315.9	351.0	35.1	2.54
INCL.						321.0	323.0	2.0	27.77
DLM-21-127	589450	5541473	852.0	179	-53	292.0	294.0	2.0	50.03	East Saddle
AND						325.0	345.0	20.0	1.07
AND						367.0	379.0	12.0	0.86
AND						544.0	567.0	23.0	3.91
INCL						555.0	557.0	2.0	35.66
AND						578.0	590.3	12.3	0.92
AND						634.9	663.0	28.1	1.05
AND						763.0	765.0	2.0	22.99
AND						775.0	777.5	2.5	14.50
DLM-21-129	589132	5541366	750.0	180	-49	77.0	79.0	2.0	31.97	West Saddle
AND						125.0	140.0	15.0	1.07
AND						279.0	321.0	42.0	0.87
DLM-21-132	589251	5541425	624.0	180	-59	216.0	240.0	24.0	1.01	West Saddle
						548.0	565.0	17.0	1.08
DLM-21-135	587530	5541465	300.0	178	-55	167.0	208.5	41.5	0.75	West Extension

9

DLM-21-142A	589531	5541389	351.0	179	-50	169.0	174.0	5.0	2.90	East Saddle
AND						297.0	327.0	30.0	2.14
INCL.						325.0	327.0	2.0	19.42
DLM-21-144	589391	5541510	675.0	178	-57	219.0	228.0	9.0	1.36	Central Saddle
AND						300.7	311.0	10.3	0.95
AND						352.0	388.0	36.0	0.85
AND						529.4	572.0	42.6	1.01
AND						581.0	622.0	41.0	0.95
DLM-21-151	589494	5541248	450.0	180	-67	20.8	49.0	28.2	0.86	East Saddle
AND						140.0	271.0	131.0	0.81
INCL.						140.0	144.0	4.0	4.67
AND						322.0	331.0	9.0	0.95
AND						347.0	357.0	10.0	2.32
INCL						350.0	352.0	2.0	9.02

Notes:

1. Assays are reported uncut

2. Assay intervals are reported as drill thickness.

3. True widths are unknown at this time and intervals are reported using core lengths intersected in the holes.

10

Figure 1. Detour Lake Mine - Property Plan View

N
ONTARIO
QUEBEC
Property Outline
Detour Lake Mine
Detour East Property
Sunday Lake Deformation Zone
Massicotte Deformation Zone
Lower Detour Deformation Zone
58 North Zone
10 km
Detour Lake Area
UTM NAD83 Zone 17
Plan View
KL
KIRKLAND LAKE GOLD
570000
575000
580000
585000
590000
595000
600000
605000
610000
615000
620000
625000
630000
5515000
5520000
5525000
5530000
5535000
5540000
5545000
5550000
5555000

11

Figure 2. Detour Lake Mine - Longitudinal View

12

Figure 3.  Detour Lake Mine - Saddle Zone - Plan View

13